Description of the Rating Procedures and Methodologies Used by DBRS Morningstar

Description of the Rating Procedures and Methodologies Used by DBRS Morningstar

DBRS Morningstar provides independent credit rating services for financial institutions, corporate and sovereign entities (**Corporate Finance**) and structured finance (**Structured Finance**) products and instruments, which include, but are not limited to: issuing and monitoring public and private credit ratings; conducting credit related assessments; conducting evaluations of originators, servicers and other relevant parties; preparing credit ratings related research such as press releases, pre-sale reports, rating reports, and surveillance reports; publishing rating Methodologies[1] and other similar reports; and selling subscriptions to credit ratings and certain research products, data and/or information.

What is a Credit Rating?

Credit ratings[2] are forward looking opinions about credit risk which reflect the creditworthiness of an issuer, rated entity, security and/or obligations. Credit ratings are not statements of fact. While historical statistics and performance can be important considerations, credit ratings are not based solely on such; they include subjective considerations and involve expectations for future performance that cannot be guaranteed. To the extent that future events and economic conditions do not match expectations, credit ratings assigned to issuers, entities, securities and/or obligations can change. Credit ratings are also based on approved and applicable Methodologies, which are periodically updated and when material changes are deemed necessary, which may also lead to changes in ratings.

Credit ratings typically provide an opinion on the risk that an issuer will fail to satisfy the financial obligations in accordance with the terms under which the obligation was issued. In some cases, credit ratings may also include consideration for the relative ranking of claims and recovery, should default occur. Credit ratings are meant to provide opinions on relative measures of risk and are not based on expectations of any specific default probability, nor are they meant to predict such.

DBRS Morningstar does not provide investment advice and a DBRS Morningstar credit rating is not a buy, sell or hold recommendation. Credit ratings deal with only one characteristic of the investors' decision making process, which is credit risk. They make no assessment of the appropriateness of ownership for a given investor within their investment objectives. Specifically, investors will have an interest in many areas which are outside the bounds of credit risk, such as the level of market prices, tax related issues and investment losses that could result from changes in interest rates, market liquidity and other factors. The data and information on which DBRS Morningstar bases its opinions is not audited or verified by DBRS Morningstar, although DBRS Morningstar conducts a reasonableness

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[1] A **Methodology** is an approach that sets forth the framework DBRS Morningstar uses to determine and monitor credit ratings and other opinions. Methodologies describe quantitative and qualitative analytical considerations, key rating assumptions, fundamental factors and other criteria, as appropriate and is not an all-inclusive list of the considerations and factors included in DBRS Morningstar's credit ratings and other opinions. For Structured Finance, a Methodology may also incorporate one or more predictive models that are a substantial component of a Methodology.

[2] Credit ratings can be public or private. In addition, credit ratings can relate to specific securities or money market instruments, or evaluate the fundamental creditworthiness of an issuer (i.e., a "issuer rating"). Credit ratings may also be provisional, indicative, or "point-in-time." For more information, see Credit Ratings Global Policy.

review of information received and relied upon in accordance with its Methodologies and policies.

DBRS Morningstar credit ratings are underpinned by a wide range of policies and Methodologies. Ratings policies are generally published on the "Understanding Ratings – About Rating" page at dbrsmorningstar.com, and are further supported by detailed internal procedures. Methodologies are published on the "Understanding Ratings – Methodologies & Criteria" page at dbrsmorningstar.com.

This Exhibit 2, which is divided into two parts, briefly describes the rating procedures and Methodologies DBRS Morningstar uses to determine credit ratings.

Part A of this Item outlines the policies and procedures DBRS Morningstar uses to determine credit ratings, including unsolicited credit ratings. These policies and procedures include those for:

- determining whether to initiate a credit rating;

- using public and non-public sources of information, including information and analysis provided by third-party vendors;

- reviewing information pertaining to assets underlying or referenced by a security or money market instrument issued by an asset pool, or as party of any asset-backed or mortgage backed securities transaction;

- the rating committee processes, including a discussion of DBRS Morningstar's interactions with the management of a rated obligor or issuer of rated securities or money market instruments;

- informing rated obligors or issuers of rated securities or money market instruments about credit rating decisions and for appeals of credit rating decisions;

- publishing credit ratings and issuing presale reports, rating reports and press releases;

- monitoring, reviewing and updating credit ratings; and

- other rating actions and disclosures made by DBRS Morningstar, including its policies for placing credit ratings "Under Review" and the discontinuance of its ratings coverage.

Part B of this Item describes the quantitative and qualitative models, methodologies and metrics DBRS Morningstar uses by which credit ratings of other rating agencies are treated to determine credit ratings for securities or money market instruments issued by an asset pool or as part of an asset-backed or mortgaged-backed securities transaction.

PART A – GENERAL RATING POLICIES AND PROCEDURES

1. Rating Process Initiation

As outlined in "The Rating Process" section (section 6 below), DBRS Morningstar initiates the credit rating process to either provide credit ratings coverage of an issuer upon the request of an issuer, sponsor or third party, or to provide depth of coverage within an industry or sector.

2. Sources of Information Used in Determining Credit Ratings

DBRS Morningstar uses a variety of data and information in its analysis and determination of credit ratings. Data and information is obtained from sources that a reasonable person would consider to be reliable. Sources of data and information typically include the issuer and/or its agent(s). Credit ratings are only assigned when there is sufficient data and information available to support a credit rating(s) on an ongoing basis until a credit rating is discontinued.[3]

DBRS Morningstar has expectations regarding the data and information it should receive from, or on behalf of, issuers for each industry, sector, geographic region and asset class it rates. If appropriate, for example, with respect to Structured Finance credit ratings, such expectations typically include: the time period covered by the data; loan level characteristics; pool stratifications, pool eligibility criteria, and certain key ratios including delinquency, default and loss. Data and information received is reviewed against expectations in terms of overall completeness and completeness for each asset class in the form of a "reasonableness review" that is appropriate for the data and information received. The "reasonableness review" may include: (1) checking the data and information for overall completeness, and/or (2) assessing consistency with the DBRS Morningstar data and information expectations set forth in an applicable Methodology(ies). The "reasonableness review" is expected to be conducted in accordance with related DBRS Morningstar policies and procedures. However, data and information on which DBRS Morningstar bases its opinion are not audited or verified by DBRS Morningstar.

DBRS Morningstar refrains from assigning credit ratings, and will discontinue-withdraw outstanding credit ratings, where there is a lack of sufficient data and information; the quality of information is not sufficient; or the complexity of the structure of a new type of financial instrument or structured product, or the quality of information raises serious questions as to whether a credible credit rating can be provided.

— *Structured Finance – Rating Information Disclosed per SEC Rule 17g-5*

When DBRS Morningstar is engaged to assign a credit rating to securities or money market instruments issued by an asset pool or as part of an asset-backed or mortgage-backed securities transaction, DBRS Morningstar generally discloses specific information about the transaction on a password-protected Internet web site that it makes available to other nationally recognized statistical rating organizations who have furnished DBRS with an appropriate certification regarding their use of the information (**Non-Hired NRSROs**). DBRS also obtains written representations from the arranger of such Structured Finance products that it will make all the information it gives to DBRS Morningstar to determine an initial credit rating or to monitor that credit rating available to the Non-Hired NRSROs through its own password-protected web site, which enables Non-Hired NRSROs to provide unsolicited credit rating opinions on the subject securities.

In accordance with the terms of the applicable regulatory requirements, DBRS Morningstar does not provide this disclosure with regard to credit ratings initiated and paid for by investors, or certain credit ratings with respect to securities or money market instruments issued by non-US persons if the transaction in question occurs outside of the United States.

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[3]   Certain ratings, such a point in time credit ratings, are not monitored. For more information, see Credit Ratings Global Policy.

3. The Rating Symbol

DRBS Morningstar uses rating symbols as a concise method of expressing its opinion to the market, but there are a limited number of rating categories for the possible slight risk differentials that exist across the rating spectrum and DBRS Morningstar does not assert that credit ratings in the same category are of "exactly" the same quality. When using the rating symbols, investors should also be aware of the additional value that may be provided by Under Review statuses, Rating Trends and the comments and opinions referenced in DBRS Morningstar press releases, rating reports and other publications.

DBRS Morningstar differentiates credit ratings of certain Structured Finance products from traditional Corporate Finance credit ratings through the use of a different rating symbol modifier: (sf). The (sf) modifier indicates that the credit rating is for the relevant Structured Finance product; it does not change the meaning or definition of the credit rating in any way and does not change the risk of the particular Structured Finance product.

DBRS Morningstar marks the credit ratings of the following Structured Finance instruments with the "(sf)" modifier:

- Asset-backed securities (ABS)
- Asset-backed commercial paper (ABCP)
- Residential mortgage-backed securities (RMBS)
- Single- and multi-tranched collateralized debt obligations and credit default swaps
- (CDSs) with the exception of single-name CDSs.
- Commercial mortgage-backed securities (CMBS)
- Multi-tranched insurance securitizations
- Structured investment vehicles (SIV)
- Repackaged instruments where any of the underlying assets is a Structured Finance instrument

See also: *DBRS Implements Global Structured Finance Modifier*

4. DBRS Morningstar Rating Scales

The vast majority of DBRS Morningstar credit ratings fall under two primary scales:

(1)   Virtually all long-term credit ratings use the DBRS Morningstar long-term obligations scale with symbols ranging from AAA (highest credit quality) to C (very highly speculative).

(2)   The scale for commercial paper and short-term credit ratings ranges from the highest credit quality of R-1 (high) to the highly speculative category of R-5.

In addition, DBRS Morningstar uses other rating scales to assign and monitor credit ratings, including:

- preferred share rating scale (Canadian scale only)
- credit fund rating scale
- national scale credit ratings
- financial strength rating scale, and
- expected loss rating scale.

DBRS Morningstar rating scales also have "D" and "SD" classifications to signify default and selective default respectively as defined by DBRS Morningstar.

For further detail on DBRS Morningstar Rating Scales, including a comparison of the DBRS Morningstar short-term and long- term ratings scales, refer to the "About Ratings - Rating Scales" page at dbrsmorningstar.com.

5. DBRS Morningstar Unsolicited Credit Ratings

In the United States and Canada, DBRS Morningstar defines an **unsolicited credit rating** to be a credit rating that is:

- not made at the request of, nor initiated by, the issuer, rated entity or other third party; and
- assigned without participation by the issuer, rated entity or other third party.

For greater clarity, if the issuer does not make a request for or initiate the credit rating but participates in the credit rating process, the credit rating is considered a solicited credit rating. As such, DBRS, Inc. and DBRS Limited do not issue "Unsolicited-Participating" credit ratings.

In the European Union, DBRS Morningstar defines an unsolicited credit rating to be a credit rating that is not requested by the issuer, rated entity or a related third party. A related third party is a party that is interacting with DBRS Morningstar on behalf of a rated entity, and could include, among others, an originator, arranger or sponsor.

Unsolicited credit ratings, which may be public or private, are only assigned when sufficient information is available to support the analysis and to monitor the credit rating on an ongoing basis. Unsolicited credit ratings are determined in accordance with established DBRS Morningstar policies, procedures and methodologies, and are covered by its conflicts of interest and unfair, coercive or abusive business practices, policies and procedures.

Unless otherwise stated, DBRS Morningstar credit ratings are solicited. There are certain disclosures that must be included in press releases, presale reports and rating reports for unsolicited credit ratings as outlined in the applicable related unsolicited credit rating procedures.

6. The Rating Process

— DBRS Morningstar Analyst Teams

DBRS Morningstar analysts work within specific industries and product groups in the Corporate Finance and Structured Finance business sectors. Each entity rated by DBRS Morningstar is normally covered by a team of two or more analysts (one of whom acts as "lead analyst") who may work together on the credit rating, attend meetings with the issuer's senior management, and make a recommendation with regard to a rating action. The analysts also monitor outstanding DBRS Morningstar Corporate Finance credit ratings, while outstanding Structured Finance credit ratings may be monitored by either the original analytical team or by one or more dedicated surveillance analysts.

— Rating Committees

All DBRS Morningstar credit ratings are determined by rating committees. DBRS Morningstar uses rating committees to make these determinations primarily because rating committees:

- provide credit rating decisions that are a reflection of DBRS Morningstar's opinion, rather than the view of an individual analyst or analysts;

- make credit rating decisions that are based on sufficient information, incorporate both global and local considerations, and apply approved methodologies;

- provide a checkpoint for actual and perceived conflicts of interest among analysts; and

- standardize the rules, procedures and documentation processes to drive efficiency and consistency with respect to credit rating decisions.

Rating committees typically meet on an as-needed basis, such as when new credit rating coverage is initiated, as rating actions are requested or rating events occur, in accordance with DBRS Morningstar policies and procedures. Rating committees have member composition requirements, which vary depending upon a number of factors, including, but not limited to, the nature of the issue or rating action under consideration, the Corporate Finance industry sector and the type of Structured Finance transaction. Rating committees are comprised of experienced and knowledgeable analytical personnel. Each rating committee typically includes analytical staff with expertise in the industry, sector/product group or asset class, an independent voter from outside the rating team or product group, and lead and rating analyst(s) assigned to the rating. Each voting member in a rating committee is permitted one vote, with a majority vote cast at the conclusion of a rating committee meeting, which generally constitutes approval of a rating decision.

In certain circumstances, credit ratings may be assigned without a rating committee as part of DBRS Morningstar's subsequent ratings process.

— *The Corporate Finance Rating Process*

While there can be minor differences in the rating process across different jurisdictions and product lines, outlined below are general principles and the steps generally taken during the Corporate Finance rating process:

(1) Initial Contact
In most cases, DBRS Morningstar is contacted by the issuer, its investment banker or dealer and is requested to conduct a corporate credit rating.

(2) Letter of Engagement
To formalize the rating assignment, DBRS Morningstar generally requests the issuer to confirm the terms of the engagement.

(3) Information on the Issuer
Relevant information about the issuer is obtained from a variety of sources, including the issuer and third parties, for the purposes of conducting the rating analysis.

(4) Meeting with Management
DBRS Morningstar generally conducts one or more management meetings to understand all relevant aspects of the issuer's business. In addition to learning more about the issuer and its financing plans, the areas outlined in the applicable Methodologies are addressed when speaking with senior management.

(5) Draft Rating Report
Following analysis of the information obtained, a draft rating report is typically prepared.

(6) Rating Committee
The analysis, draft rating report (if prepared), proposed credit rating and other applicable material are submitted to the rating committee, which determines the credit rating.

(7) Review by the Issuer
Subject to regulatory requirements, DBRS Morningstar may provide the issuer, arranger and/or their respective agent with a draft press release, presale report or rating report for review prior to publication. The purpose of this review is to confirm the factual accuracy of the document and to identify any confidential, material non-public or sensitive information that might otherwise be inadvertently disclosed.

(8) Publishing
DBRS Morningstar may publish a form of disclosure for public credit ratings (press release, presale report and/or final rating report) as part of the rating process. Private credit ratings may be conveyed by means of a rating letter.

(9) Surveillance
In accordance with DBRS Morningstar policies and procedures, surveillance activities are conducted by DBRS Morningstar analysts. Issuers and sponsors/servicers are expected to supply data and information over the life of the credit rating. The maintenance of a credit rating is conditional upon the on-going timely receipt of this data and/or information, which must be obtained from reasonably reliable sources as part of the surveillance process.

In accordance with applicable regulations, DBRS Morningstar reviews its outstanding credit ratings as on at least an annual basis. Surveillance activities that result in a rating action being taken on public credit ratings are published on dbrsmorningstar.com in accordance with DBRS Morningstar policies and procedures.

— *Structured Finance Rating Process*

While there can be minor differences in the rating process across different jurisdictions and product lines, outlined below are general principles and the steps generally taken during the Structured Finance rating process.

(1) Initial Contact
In most cases, DBRS Morningstar is contacted by the issuer, its investment banker or dealer and is requested to conduct a Structured Finance credit rating.

(2) Letter of Engagement
To formalize the rating assignment, DBRS Morningstar generally requires the sponsor to confirm the terms of the engagement.

(3) Information on the Issuer or Sponsor

DBRS Morningstar evaluates the issuer's or sponsor's proposed transaction terms and pool of assets to be securitized, and may consider information from third party sources.

(4) Structural and Legal Review
The sponsor typically provides DBRS Morningstar with legal documents for DBRS Morningstar to evaluate the consistency of the legal structure with the DBRS Morningstar legal criteria.

(5) Draft Rating Report
A presale or rating report may be drafted which focuses on the rating rationale and the structural features of the transaction or program, the roles performed by various parties as well as the structural risk mitigants that exist within the transaction or program.

(6) Rating Committee
The analysis, draft rating report (if prepared), and proposed credit rating are submitted to the rating committee that determines the credit rating.

(7) Review by the Issuer, Sponsor and/or Agent
Subject to regulatory requirements, DBRS Morningstar may provide an issuer, arranger and/or their respective agent with a draft press release, presale report or rating report for review prior to publication. The purpose of the review is to confirm the factual accuracy of the document and to identify any confidential, material non-public, or sensitive information that might otherwise be inadvertently disclosed.

(8) Publishing
DBRS Morningstar may publish a form of disclosure for public credit ratings (press release, presale report and/or final rating report) as part of the rating process. Private credit ratings may be conveyed by means of a rating letter.

(9) Surveillance
In accordance with DBRS Morningstar policies and procedures, surveillance activities are conducted by DBRS analysts. Issuers and sponsors/servicers are expected to supply data and information over the life of the credit rating. The maintenance of a credit rating is conditional upon the on-going timely receipt of this data and/or information, which must be obtained from reasonably reliable sources as part of the surveillance process. DBRS Morningstar does not audit the information it receives in connection with the rating process, and it does not and cannot independently verify that information in every instance.

In accordance with applicable regulations, DBRS Morningstar reviews its outstanding credit ratings as on at least an annual basis. Surveillance activities that result in a rating action being taken on public credit ratings are published on dbrsmorningstar.com in accordance with DBRS Morningstar policies and procedures.

7. DBRS Credit Ratings Appeal Procedure

An issuer, sponsor or any other related entity that requests a credit rating may request an appeal of a DBRS Morningstar rating action before it is published when material new information is provided to DBRS Morningstar.

DBRS Morningstar considers rating appeals on a case by case basis. DBRS Morningstar defers issuing the press release and any related report pending disposition of the appeal request and resolution of the appeal, as applicable.

8. Publishing Credit Ratings and Issuing Press Releases

Press releases cover topics including, but not limited to, DBRS Morningstar public credit rating opinions, new and updated rating Methodologies, the availability of industry-specific studies and commentaries, and significant regulatory-related events.

DBRS Morningstar endeavors to issue all press releases in a timely manner, placing a high priority on informing the public of its public credit rating opinions as soon as possible following the rendering of the decision by the Rating Committee.

9. Rating Actions, Designations and Commentaries

— *Rating Actions and Designations*

Credit ratings may be assigned, upgraded, downgraded, placed "Under Review", confirmed or discontinued.

(1) Credit Ratings "Under Review"

DBRS Morningstar maintains surveillance of the entities that it rates and therefore all credit ratings are monitored on an ongoing basis. When a significant event occurs that directly impacts the credit quality of a particular entity or group of entities, DBRS Morningstar attempts to provide a prompt credit rating opinion. However, if there is uncertainty regarding the outcome of the event, and DBRS Morningstar is unable to provide an objective, forward-looking opinion in a timely fashion, the credit rating(s) of the issuer(s) are placed "Under Review" with the appropriate implication designation of "positive", "negative" or "developing".

DBRS Morningstar may place credit ratings "Under Review" in situations where there has been no major announcement or event for the issuer, but in the opinion of DBRS Morningstar the current credit rating may no longer be appropriate, for example as a consequence of a change in the credit status or results of the issuing entity and/or the outlook for the industry. In most such cases, where additional time is required for further analysis, DBRS Morningstar places the credit rating "Under Review".

DBRS Morningstar may also place a credit rating "Under Review" if DBRS Morningstar has announced that one or more of its Methodologies that apply to such a credit rating is being revised and the announcement indicates that the outcome of the credit ratings affected by the revision is to be taken at a later time after the Methodologies have been approved.

See also: *Rating Actions, Designations, Commentaries and Press Releases Global Policy*

(2) Interest in Arrears Designation

There may be Structured Finance transactions, such as commercial mortgage-backed securities ("CMBS") transactions, where one or more classes of certificates experience an interest shortfall. In such circumstances, DBRS Morningstar assesses whether the related interest shortfall is expected to be temporary and recovered within a certain period of time. Accordingly, DBRS Morningstar may place an 'Interest in Arrears' designation on the affected class(es) of certificates depending on rating level, as appropriate.

An example of interest in arrears occurs when one or more loans in a CMBS deal has been subject to an appraisal reduction event, a feature within CMBS structures, which prompts a servicer to advance a partial payment based on a lower valuation. This event may cause a particular class to have an interest shortfall; however, the interest shortfall is deemed to be ultimately recoverable at the time the loan is resolved.

Using this designation enables market participants to be aware that DBRS Morningstar believes that the interest shortfall is not expected to impact a certificate's credit rating.

(3) Rating Trends

DBRS Morningstar uses "rating trends" for its credit ratings in the Corporate Finance sector, pension funds, global CMBS, and European non-performing loan (NPL) securitizations. Rating trends provide guidance in respect of an opinion of DBRS Morningstar regarding the outlook for the credit rating in question. Rating trends have three categories - "Positive", "Stable" or "Negative". The rating trend indicates the direction in which DBRS Morningstar considers the credit rating may move if present circumstances continue, or in certain cases as it relates to the Corporate Finance sector, unless challenges are addressed by the issuer. Asset classes in Structured Finance that utilize Trends do not typically assign Trends to CCC/CC/C ratings.

See also: *Rating Actions, Designations, Commentaries and Press Releases Global Policy*

(4) Discontinued Credit Ratings

When an entity retires all of its outstanding securities within a particular category and has no plans to reissue in the near future (e.g., commercial paper, long-term debt, or preferred shares), DBRS Morningstar discontinues the credit rating. DBRS Morningstar may also discontinue a credit rating where the rated debt is no longer in the public market, where a defeasance structure removes the credit risk of the issuer as a consideration, where the debt comes to be held by a few large institutions that do not want ongoing DBRS Morningstar credit ratings, or where DBRS Morningstar elects to discontinue its credit rating coverage of a particular entity or security.

To reflect the two general types of discontinued actions, DBRS Morningstar uses "Discontinued - Repaid" and "Discontinued - Withdrawn".

In the specific case where an issuer's credit ratings have been downgraded to "D", DBRS Morningstar may maintain or discontinue the credit rating. In rendering this decision, DBRS will consider the value for investors of DBRS Morningstar continuing to have credit ratings coverage of the issuer, and the likelihood of the rated debt being upgraded as the default situation is remedied, which may include a debt restructuring action. In cases where neither of these factors support continuing coverage, the credit rating will generally be discontinued.

See also: *Default Definition*

— ***Commentaries***

A commentary is a method by which DBRS Morningstar may make its opinions known to the market without taking a rating action. DBRS Morningstar issues a commentary, in the form of a short press release or a longer document, to address situations that may have implications for a specific issuer, a group of issuers or an entire industry, often following a release of new information or an announcement.

PART B – QUANTITATIVE AND QUALITATIVE MODELS, METHODOLOGIES AND METRICS USED BY DBRS

1. Rating Philosophy and Principle

DBRS Morningstar considers the following when determining credit ratings:

(a) Rating Through the Cycle Philosophy

Credit ratings provide forward looking assessments of the credit quality of an issuer or debt obligation. DBRS Morningstar takes a longer-term "rating through the cycle" view of an issuer or debt obligation that seeks to look through the current phase of economic cycles in assessing the longer run performance of an issuer and avoid changing credit ratings with each phase of an economic cycle. Consequently, credit rating changes are more likely to occur when it is clear that a structural change in the economy has occurred impacting certain issuers or the phase of the cycle has revealed weaknesses or strengths in the creditworthiness of an issuer.

(b) Hierarchy Principle

When rating long-term debt instrument, DBRS Morningstar considers the ranking of each instrument class relative to adjacent instrument classes and to the issuer's debt structure to determine whether rating distinctions are warranted, noting that the starting point for such ranking is typically the issuer credit rating or the most senior level of debt instrument.

When issuers have classes of debt instruments that do not rank equally, in most cases, lower ranking classes receive a lower DBRS Morningstar credit rating in relation to the most senior debt instrument or issuer credit rating, subject to certain exceptions. With respect to corporate credit ratings (excluding credit ratings for financial institutions and sovereigns), DBRS Morningstar generally assigns a credit rating that is one notch lower for each successive level of subordination. The issuer credit rating typically remains unchanged.

Where the outstanding amount owning in a senior debt instrument class is low relative to an issuer's overall debt burden, and DBRS Morningstar has a degree of comfort that the issuer will not be increasing the outstanding amount in the debt class instrument in the future, DBRS Morningstar may assign the same credit rating to the senior and junior classes as the presence of the senior debt instrument class may be deemed to not be materially adverse to the interests of the junior debt instrument class. For investment grade credits, the materiality threshold is generally 10%, such that a one notch differential would generally be warranted when senior debt exceeds 10% of total debt.

See also: *Credit Ratings Global Policy*

2. Methodologies

Methodologies are reviewed on a periodic basis and updated, as necessary. The public is advised of material changes to Methodologies and the implications to outstanding credit ratings, and Methodologies are generally available on the "Understanding Ratings – Methodologies & Criteria" page at dbrsmorningstar.com.

Methodologies are reviewed by Corporate Finance and Structured Finance criteria committees, as applicable. Generally speaking, a criteria committee is responsible for

- reviewing and approving new, and updates to existing, Methodologies prior to final approval by the independent review function (IRF) and certain DBRS Morningstar boards of directors or a committee of those boards, when applicable, for publication and use by DBRS Morningstar in accordance with applicable regulations;

- reviewing that material changes to Methodologies are applied consistently to all relevant outstanding credit ratings within a reasonable period of time after final approval in accordance with applicable regulations;

- determining the appropriate method for dissemination of Methodologies, which may include request for comment periods, in accordance with applicable regulations and DBRS Morningstar policies and procedures;

- reviewing and opining on the feasibility of providing a credit rating for a new industry, new product or new asset class that is significantly different from the industries, products and asset classes DBRS Morningstar currently rates;

- for those class of obligors, securities or money market instruments that DBRS Morningstar has not previously rated, determining that DBRS Morningstar has sufficient competency, access to necessary information and resources to rate these types of obligors, securities or money market instruments; and

- in the case of Structured Finance criteria committees, reviewing and opining on the classification or reclassification of certain predictive models, cash flow engines and analytical tools.

All criteria committees are comprised of experienced Analytical Personnel.

A DBRS Morningstar credit rating may be determined or monitored by applying one or more Methodologies, as appropriate.

DBRS Morningstar has implemented an IRF which is responsible for periodically reviewing and approving new and existing Methodologies and any significant changes made thereto. The IRF reports to the DBRS Morningstar Board of Directors or Supervisory Board that has been established in each of the jurisdictions in which DBRS Morningstar operates.

(a) Corporate Finance Methodologies

The following is a sample list of some of the broader areas covered by Corporate Finance Methodologies:

- Banks & Trusts
- Credit Unions & Building Societies
- Insurance
- Non-Bank Financials
- Public Finance

- Project Finance
- Sovereigns
- Provinces & Municipalities
- Universities
- Infrastructure
- Auto & Auto Suppliers
- Consumers
- Utilities & Independent Power
- Energy
- Industrials
- Natural Resources
- Real Estate
- Telecom/Media/Technology
- Transportation

A list of all current Corporate Finance Methodologies may be found on the "Understanding Ratings – Methodologies & Criteria" page at dbrsmorningstar.com.

Overview of Quantitative and Qualitative Inputs – Corporate Finance

As noted above, in general terms, credit ratings are opinions that reflect the creditworthiness of an issuer, a security or an obligation. They are opinions based on forward-looking measurements that assess an issuer's ability and willingness to make timely payments on outstanding obligations (whether principal, interest, dividend, or distributions) with respect to the terms of an obligation. In assigning a credit rating to a particular issuer or security, DBRS Morningstar attempts to consider all meaningful factors that could impact the ability to maintain timely payment of interest and principal in the future.

The DBRS Morningstar approach considers the major areas of business risk and financial risk as the key building blocks, and then allows for the possible impact of issues such as ranking, covenants and collateral to determine the credit rating. The business risk includes many qualitative factors while the financial risk considers mostly quantitative factors. As discussed within individual Methodologies, most Corporate Finance credit ratings at DBRS Morningstar are based on a mixture of non-exhaustive quantitative and qualitative considerations. Moreover, the order of importance of the various considerations outlined in each Methodology can and does change with time and by issuer. In many cases, there is an overlap, as quantitative considerations must be understood in the context of the situation, including subjective considerations. Allowing for this overlap, many Methodologies note that the business risk assessment will have greater weight than the financial risk in an issuer credit rating. However, at the low end of the rating scale, the overall financial and liquidity strength will often play a larger role.

— *Qualitative Inputs – Corporate Finance*

DBRS Morningstar Corporate Finance Methodologies often start with an assessment of the strengths and challenges inherent in the issuer's industry sector. Typical broad considerations at the industry level will often include profitability (and/or cash flow) of the wider industry; the competitive landscape; stability and in some cases regulation. While key factors are not exhaustive, Methodologies attempt to provide clarity on the key elements for the industry and similar to the assessment of financial risk, ranges, the latter often include a comparison of expected performance versus rating categories. Most

Methodologies note that considerations for the strength or weakness of management, boards, governance and the relevant sovereign credit ratings can be important considerations. There are cases where a weak or strong parent or related entity may be a meaningful consideration. Most issuers will also be assessed with respect to a variety of liquidity aspects that can include the funding philosophy, ability to access markets and the availability of alternative sources of funds.

— *Quantitative Inputs– Corporate Finance*

DBRS Morningstar Corporate Finance Methodologies will typically reference key financial metrics and in most cases will also provide ranges expected for specified credit ratings within this assessment of the entities financial risk profile. For base corporate industries, ratios typically include key cash flow and coverage metrics. Industries such as government, financial institutions and public finance will each have their own unique metrics. In general, all areas will typically have similar types of metrics across standard areas such as debt / leverage, coverage, profitability and liquidity. As possible, numerical comparisons of key data and metrics with peer competitors is a standard part of the ratings process. Where applicable, assessments may include consideration for off-balance-sheet items, derivatives, the quality of the capital structure and bank-lines. Individual security credit ratings will consider relative ranking.

— *Monitoring Existing Corporate Finance Credit Ratings*

As noted above, DBRS Morningstar generally updates its outstanding Corporate Finance credit ratings at least on an annual basis. Surveillance activities are generally conducted by DBRS Morningstar analysts in accordance with DBRS policies and procedures. Issuers and sponsors/servicers are expected to supply data and information over the life of the credit ratings. The maintenance of a credit rating is conditional upon the on-going timely receipt of this data and/or information, which may be obtained from reasonably reliable sources as part of the surveillance process.

Surveillance activities that result in a rating action being taken on public credit ratings are published on dbrsmorningstar.com in accordance with DBRS Morningstar policies and procedures.

When DBRS Morningstar makes a material change to a Corporate Finance Methodology, it applies the updated Methodology to its existing credit ratings.

See also: *Corporate Finance Ratings Surveillance Global Policy*

(b) **Structured Finance Methodologies**

DBRS Morningstar has established Methodologies that address the structural features common to many jurisdictions in addition to the spectrum of sectors or asset classes typically securitized. Credit ratings for Structured Finance vehicles reflect an opinion of the ability of the transaction to fund repayment to investors according to each security's stated payment obligation. The asset classes include pools of relatively homogeneous assets, such as credit card receivables, retail auto loans and leases and student loans. In some cases, assets pools may be comprised of more heterogeneous assets, such as commercial mortgage loans or securities and loans that serve as collateral for collateralized debt obligation securities.

Each Methodology typically considers the following key analytical considerations: (1) the types of legal structures used and legal opinions reviewed by DBRS Morningstar; (2) the quality of participants, including the seller and/or loan originators, the servicer of the assets, the collateral manager, notably if the financing is actively managed, in addition to other types participants that DBRS deems material from a credit risk perspective; (3) asset quality; (4) the types of funding structures; (5) the types and amounts of available credit enhancement and; (6) financial viability of the transaction.

For those Methodologies for which a model constitutes a substantial component, the Methodologies include a rating process diagram and set forth what would constitute a material deviation from the credit rating implied by the model output.

The following list is a sample of DBRS Morningstar published sector specific and cross-jurisdictional Methodologies:

- ABCP
- Auto ABCP
- CMBS
- Commercial Mortgages
- Covered Bonds
- Credit Card & Consumer Lending
- Equipment
- RMBS
- Split Shares & Funds
- Structured Credit
- Structured Finance
- Student Loans

A list of all current Structured Finance Methodologies may be found on the "Understanding Ratings – Methodologies & Criteria" page at dbrsmorningstar.com.

Overview of Qualitative and Quantitative Inputs - Structured Finance

When assigning a credit rating to a particular class or tranche of a Structured Finance transaction, DBRS Morningstar considers the factors, both qualitative and quantitative, that could impact the ability of the relevant issuer to repay investors. The following considerations provide an overview of the key quantitative and qualitative information that DBRS Morningstar considers when rating securities.

— *Qualitative Inputs – Structured Finance*

The qualitative components for assigning a credit rating may include inputs that include a review of the transaction parties and counter-parties. Notably, other qualitative factors may include the quality of the seller's financial condition, operational capabilities, the transaction's legal structure and documentation, and the ability of the seller to provide ongoing reporting. This reporting details the current performance of the transaction. To gain additional insight into the seller's financial condition, DBRS Morningstar Structured Finance Group may liaise with the Corporate Finance Group.

DBRS Morningstar reviews the legal structure chosen by the issuer, specifically the structure of the special purpose vehicle (SPV), the characteristics of the SPV and the transaction's legal opinions. The purpose of this qualitative input is to assess the bankruptcy remoteness of the SPV from the seller of the assets. Depending on the transaction type, the legal opinions rendered may include a true sale opinion, non-consolidation opinion and first perfected security interest opinion. Also, depending on the transaction type, the legal documents reviewed may include the trust indenture, administration agreement, purchase and sale agreement, pooling and servicing agreement and other key agreements with various transaction participants i.e. interest rate swap counterparties.

Within the legal documents, DBRS Morningstar typically considers the following:

- Asset eligibility criteria including the following key items: concentrations; delinquency and default attributes of assets in the pool; rights of set-off; and/or presence of liens or encumbrances;
- Bankruptcy remoteness provisions;
- Cash flow waterfalls;
- Covenant package provided by the seller and the strength of any indemnities;
- Seller representations and warranties;
- Performance based triggers that may divert payments to investors who hold higher priority debt;
- Credit ratings and downgrade provisions relating to institutions providing transaction support, such as hedge counterparties, liquidity providers or credit enhancers;
- Servicing and back-up servicing obligations; and
- If applicable, the nature and form of liquidity back-up facility.

— *Quantitative Inputs – Structured Finance*

From a quantitative perspective, DBRS Morningstar analysis typically incorporates an evaluation of the asset pool and financial structure, which is used to evaluate the amount of available credit enhancement for each rating level. For financial structures that rely on cash flows for repayment, DBRS Morningstar generally evaluates the cash flow scenarios for each credit rating assigned.

The data and information reviewed by DBRS Morningstar may include loan level data, pool stratifications that break down the components of the pool's characteristics in addition to an issuer's historical performance data, including delinquencies, defaults, repossessions and losses. DBRS Morningstar may also consider the following items when evaluating an asset pool:

- Volatility with regards to historical performance metrics;
- Historical prepayment rates;
- Diversification with regards to the obligor base and the presence of various pool concentrations;
- Default probabilities, recoveries and correlations extracted from historical credit performance data;
- Performance of comparable asset pools;
- Evaluation of the sensitivity of performance to external factors;
- Monte Carlo or other simulations projecting future performance; and
- The contractual repayment terms of the assets.

DBRS Morningstar may also determine the stress assumptions to be applied to the expected cash flow profile under contractual as well as differing default, loss and prepayment scenarios. As warranted, the cash flow scenarios also incorporate stresses with regards to the level of interest rates, basis and currency risks, if not hedged by a derivative counterparty. The cash flows also reflect transaction performance tests and thresholds as described in the legal documents.   These tests may act to dynamically increase transaction protections by building credit enhancement or restricting the excess cash flow released back to the seller.

— *Internal Assessments – Structured Finance*

An Internal Assessment is an opinion regarding the creditworthiness of an issuer, security or transaction, as applicable. They are typically private and used as an input into a different credit rating; for example, an Internal Assessment of a financial institution (acting as an account bank or a hedge counterparty) used as part of a structured finance credit rating.

Internal Assessments are typically assigned using the Long-Term Obligations Scale, but are not credit ratings, and are generally denoted using the DBRS Morningstar rating scales definitions with the addition of an asterisk.

Internal Assessments are assigned by Internal Assessment review committees, and may be determined (1) by using public credit ratings issued and maintained by other credit rating agencies, (2) based on DBRS Morningstar's own analysis or (3) using a combination of both. DBRS Morningstar has developed internal criteria for determining what public credit rating should be used when multiple public credit ratings may be available.

— *Monitoring Outstanding Credit Ratings – Structured Finance*

As noted above, DBRS Morningstar typically monitors all of its outstanding Structured Finance credit ratings on a periodic basis. DBRS Morningstar generally applies Methodologies consistent with those used in determining the initial credit rating for all Structured Finance asset classes, however different assumptions or additional criteria may be applied and/or actual performance may be considered during the surveillance process. A rating committee may be convened when credit events occur, or otherwise as warranted.

When DBRS Morningstar implements a material change to one of its Methodologies for determining initial credit ratings, it subsequently applies the material change to existing credit ratings through the surveillance process to the extent the material change is applicable.

DBRS Morningstar uses a separate team for initial credit ratings and ongoing surveillance of Structured Finance transactions, wherever feasible. Overlap of analysts from both teams may occur in the rating analysis and rating committee process.

See also: *Structured Finance Ratings Surveillance Global Policy*